Exhibit 99.2

CHINACACHE INTERNATIONAL HOLDINGS LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CCIH)

Notice of Annual General Meeting

to be held on July 2, 2012
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of ChinaCache International Holdings Ltd. (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on July 2, 2012 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purpose:

1.              To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT Section 3.1(a) of the ChinaCache International Holdings Ltd. 2011 Share Incentive Plan (the “Share Incentive Plan”) shall be amended and restated as set forth immediately below (the “Amendment”), and such Amendment is hereby approved and confirmed, and where necessary ratified:

Subject to the provisions of Article 10 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options, the “Award Pool”) shall equal to five percent (5%) of the total issued and outstanding Shares as of the date when the Shareholders approve this provision; provided that, the Shares reserved in the Award Pool shall be increased automatically if and whenever the unissued Shares reserved in the Award Pool accounts for less than one percent (1%) of the total then issued and outstanding Shares, as a result of which increase the Shares reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding Shares.

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

2.              To transact any such other business that may properly come before the meeting.

The Company’s board of directors approved the Amendment on May 10, 2012.  A copy of the existing Share Incentive Plan was filed as Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-176751), filed with the U.S. Securities and Exchange Commission on September 9, 2011, and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The board of directors of the Company has fixed the close of business on May 15, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the accompanying Form of Proxy.  Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.  Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Ordinary Shares must act through Citibank, N.A., the depositary bank for the Company’s ADS program.

Holders of record of the Ordinary Shares as of the close of business on the Record Date are cordially invited to attend the AGM in person.  Your vote is important.  If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying Form of Proxy to the Company’s office at 6/F, Block A, Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, People’s Republic of China as promptly as possible.  We must receive your Form of Proxy no later than June 22, 2012 to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F for the year ended December 31, 2011, free of charge, from the Company’s website at www.chinacache.com, or by writing to Mr. Bowen Liu at ChinaCache International Holdings Ltd., Investor Relations, 6/F, Block A, Galaxy Plaza, 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, People’s Republic of China.

By Order of the Board of Directors,
ChinaCache International Holdings Ltd.

/s/ Song Wang
Song Wang
Chairman of Board of Directors

Beijing, May 14, 2012